UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

CHOICE HOTELS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

169905-10-6

(CUSIP Number)

Christine A. Shreve - 240-295-1600

8171 Maple Lawn Blvd, Suite 375, Fulton, MD 20759

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 169905-10-6	Page 2 of 5 Pages

(1)	Names of reporting persons Stewart Bainum, Jr.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) 00
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 6,296,909
	(8)	Shared voting power 7,800,056
	(9)	Sole dispositive power 6,296,909
	(10)	Shared dispositive power 7,800,056
(11)	Aggregate amount beneficially owned by each reporting person 14,096,965
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 23.93%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 169905-10-6	Page 3 of 5 Pages

Item 1.	Security and Issuer

(a)	Name of Issuer:
Choice Hotels International, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
1 Choice Circle, Suite 400
Rockville, MD 20850

(c)	Title and Class of Securities:
Common Stock

Item 2.	Identity and Background

(a)	Name:
Stewart Bainum, Jr.

(b)	Business Address:
8171 Maple Lawn Boulevard, Suite 375
Fulton, MD 20759

(c)	Present Principal Employment:
Chairman, Choice Hotels International

(d)	Record of Convictions:
During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)	Record of Civil Proceedings:
During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:
N/A

Item 3.	Source and Amount of Funds or Other Consideration

N/A

Item 4.	Purpose of Transaction

Effective January 29, 2014, the Reporting Person, Stewart Bainum, Jr. became the sole Trustee of the Stewart Bainum Declaration of Trust (SBDOT), a trust whose sole current beneficiary is Mr. Bainum, Jr.’s father, Stewart Bainum.

CUSIP No. 169905-10-6	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer

(a)	Amount and percentage beneficially owned:

Reporting Person:

14,096,965 shares including 1,614,860 shares held directly by the Stewart Bainum Jr Declaration of Trust, of which Mr. Bainum, Jr. is the sole trustee and beneficiary; 1,644,000 shares owned by Leeds Creek Holdings, LLC whose manager and sole member is Mr. Bainum, Jr’s Trust; 11,326 shares which Mr. Bainum Jr. has the right to receive upon termination of his employment with the Company pursuant to the terms of the Company’s retirement plans; 74,471 shares owned by the Foundation for Maryland’s Future, a private foundation whose principal sponsor is Mr. Bainum, Jr. and for which he has sole voting authority; 6,821,574 shares owned by Realty Investment Company, Inc. in which Mr. Bainum, Jr’s Trust owns voting stock and has shared voting authority; and 978,482 shares owned by MidPines Associates Limited Partnership in which Mr. Bainum, Jr’s Trust is managing general partner and has shared voting authority.

Also includes shares for which Mr. Bainum, Jr. has sole voting authority in his role as Trustee of the SBDOT for his father. As Trustee of the SBDOT, he has sole voting authority over 2,667,853 shares owned by the SBDOT; 224,399 shares owned by Cambridge Investment Company, LLC, a family investment entity for which the SBDOT is Manager; and 60,000 shares owned by Dinwiddie Enterprises, Inc., a private investment company whose sole shareholder is the SBDOT.

(b)	Number of shares as to which such person has:

(i)	Sole Voting Power	6,296,909

(ii)	Shared Voting Power	7,800,056

(iii)	Sole Dispositive Power	6,296,909

(iv)	Shared Dispositive Power	7,800,056

(c)	A schedule of transactions effected in the last sixty days is as follows:
N/A

(d)	Ownership of more than five percent on behalf of Another Person:

To the extent that shares of the Issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the Reporting Person’s knowledge, other than Stewart and Jane Bainum, their four adult children, Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum, no other person has such interest relating to more than 5% of the outstanding class of securities.

(e)	Ownership of Less than Five Percent:
N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

None.

CUSIP No. 169905-10-6	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2014

/s/ Stewart Bainum, Jr.
Stewart Bainum, Jr.

By:	/s/ Christine A. Shreve
Christine A. Shreve, Attorney-in-fact